September ___, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:  Mara L. Ransom, Assistant Director

Re:

Elite Books, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed August 22, 2014

File No. 333-197384

Ladies and Gentlemen:

This letter sets forth the responses of Elite Books Inc. (the “Company") to the comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above referenced filing as set forth in the comment letter of September 3, 2014.  Each numbered paragraph below responds to the comment having the same number in the September 3 comment letter.

Comments/Responses

Prospectus Summary, page 5

1.

  We reissue, in part, comment 2 of our letter dated August 7, 2014.  Please provide disclosure of your auditor’s going concern opinion in your prospectus summary.

An additional paragraph has been added to the prospectus summary at page 3.

Risk Factors, page 7Risks associated with this offering, page 14We will incur ongoing costs and expenses for SEC reporting and compliance. . . . , page 16

2.   We note your response to comment 7 of our letter dated August 7, 2014 stating the purchase of inventory is neither a part of your plan of operations nor an element of your business model, which is the acquisition of exclusive selling rights. However, your prospectus states that you have acquired inventory and will eventually open a store.

Please explain to us why you have acquired inventory if it is not part of your plan of operation.

We have revised our S-1 to add that we have purchased an inventory of books in order to carry a product to offer while we have not yet secured substantial number of exclusive distribution agreements, which is (exclusive selling rights) our business model.

We have revised our 12 Month of Operation table to include the plan of sale of this inventory.

We have revised our prospectus to clarify that we will eventually open an online store.

Dilution, page 18

3.

  Please revise your filing to update your dilution table to properly reflect the most recent financial information as of June 30, 2014.

The table has been updated to June 30, 2014.

Management’s Discussion and Analysis or Plan of Operation, page18

Operations Plan, 12 Month, page 21

4.

Please disclose whether you have entered into financing agreements with management to obtain loans covering any deficiencies in operational funds.  If no such agreements exist, please state as much and disclose that such management loans are not guaranteed and what impact failure to obtain financing will have.

This disclosure has been added at page 21.

5.  We reissue comment 10 of our letter dated August 7, 2014. We note that under any of the disclosed scenarios, you do not begin sales and, thus, will not generate revenue until the twelfth month at which point you will have exhausted all funds received from this offering. We further note that your auditor issued a going concern opinion for several reasons, including a lack of sufficient revenues and limited capital. Given your projected state of operations and likelihood of exhausted financing at the end of your 12-month plan, please disclose management’s plans to alleviate your auditor’s going concern opinion, including but not limited to revenue generation and working capital.Although we have revised our 12 Month of Operations to include some inventory sales, which may or may not bring income, we have added to this section that in case the Company runs out of funds at the end of our 12-month plan, the management’s plan is to finance further company’s operations from additional director loans and sale of additional common stock.

6.  Please update the line items involved in your operating plans to reflect your status and disclosures elsewhere in your prospectus. For example, we note that rent is listed at various amounts between $500 and $1500 per month (deposit notwithstanding) while the lease agreement filed as Exhibit 10.2 sets rent at $500 per month. Additionally, please revise your projections in your 33% scenario to clarify how each “Month’s total” is calculated.

We have revised our operating plans to correctly balance the projected payments of rent in each event. The disclosure has been revised to remove redundant calculations within the 33% scenario.

Exhibit 10.3

7.  Your Subscription Agreement refers to a price per share that differs from the price per share presented in the prospectus.  Please revise.

The price in the Subscription Agreement has been corrected to $0.03 per share.

8.  Your requirement that the Subscriber acknowledge they have read your prospectus is inappropriate as it may suggest that holders are waiving the protections afforded under the U.S. federal securities laws.  The current representation should be deleted unless included because of state law or other requirements.  If so, indicate the authority that requires the representation.

The representations have been deleted from the Subscription Agreement.

The Company acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Vesna Pesic

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President

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